Exhibit 99.1

SEANERGY MARITIME HOLDINGS CORP. RECEIVES WAIVER ON LOAN
COVENANT AND TEMPORARILY SUSPENDS DIVIDEND PAYMENT
February 06, 2009 — Athens Greece — Seanergy Maritime Holdings Corp. (the “Company”) (NASDAQ: SHIP; SHIP.W) announced today that it has received a waiver on its market-value-to loan covenant. As part of the waiver, the Bank has put a temporary restriction on the Company’s payment of dividends.
Dale Ploughman, the Company’s Chief Executive Officer stated: “The waiver we received from Marfin Bank, our main bankers, is a positive development for our company and we believe is indicative of the excellent relationship we have with our lenders.
With all six of our vessels fixed under time charters for one year up to September 2009 at an average daily rate of about $52,700 generating revenues of approximately $110 million, we believe that we are already in a strong position. However, current market conditions dictate an increased level of prudence and vigilance to safeguard and then to increase shareholder value for the long term.
In this context, the temporary suspension of our dividend we believe will reinforce our company’s liquidity and financial strength. We also believe it will enable us not only to weather the current challenging conditions in the shipping and financial markets but also position us to take full advantage of accretive expansion opportunities as these may occur.”
About Seanergy Maritime Holdings Corp.
Seanergy Maritime Holdings Corp., the successor to Seanergy Maritime Corp., is a Marshall Islands corporation with its executive offices in Athens, Greece. The Company is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers. The Company purchased and took delivery of six dry bulk carriers in the third and fourth quarters of 2008 from companies associated with members of the Restis family. Its current fleet is comprised of two Panamax, two Supramax and two Handysize dry bulk carriers with a combined cargo-carrying capacity of 317,743 dwt and an average fleet age of approximately 11 years.
The Company’s common stock and warrants trade on the NASDAQ Global Market under the symbols SHIP and SHIP.W, respectively. Prior to October 15, 2008, the Company’s common stock and warrants traded on the NYSE Alternext US LLC (formally known as AMEX) under the symbols SRG, SRG.W, respectively.
For further information please visit our website at www.seanergymaritime.com

Forward-Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the scope and timing of SEC and other regulatory agency review, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company’s filings can be obtained free of charge on the SEC’s website at www.sec.gov. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
For further information please contact:
Seanergy Maritime Holdings Corp.
Dale Ploughman
Chief Executive Officer
Tel: +30 210 9638461
E-mail: ir@seanergymaritime.com
Investor Relations / Media
Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: seanergy@capitallink.com